Exhibit 99.1

Dear Members,

Invitation to attend the Annual General Meeting on July 19, 2017

You are cordially invited to attend the Seventy First Annual General Meeting of the Company on Wednesday, July 19, 2017 at 4.00 P M at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bangalore – 561 229, India.

The notice convening the Annual General Meeting is attached herewith.

Your Company will be providing transport facility at 2.00 pm from the specified destinations given below to reach the venue comfortably.

1.	Corporation Circle Bus Stop, towards Kasturba Road, Bangalore.

2.	Dr. Rajkumar Road at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

3.	Near Big Bazar, Malleswaram Circle, Bangalore.

4.	BDA Complex, Koramangala Main Road, Bangalore.

5.	Jayanagar 4th Block police station, Bangalore (buses will be parked facing towards outer ring road)

Those who wish to avail this facility are requested to get confirmation to this effect at the following numbers: 080-39916128 and 080-39918053 (Contact: Corporate Secretarial Team)

You may also send your request by mail to chaitanya.s09@wipro.com or shubhanshi.jain1@wipro.com. Your requests must reach us latest by July 14, 2017.

Yours truly,

Azim H Premji

Executive Chairman

Wipro Limited

Place: Bangalore

Date: June 2, 2017

ROUTE MAP TO THE VENUE

WIPRO LIMITED, Registered Office : Doddakannelli, Sarjapur Road, Bangalore 560-035, Telephone : +91 80 28440011, Fax: +91 80 28440054, Website : www.wipro.com, Email: info@wipro.com, CIN: L32102KA1945PLC020800

NOTICE TO MEMBERS

Notice is hereby given that the Seventy First Annual General Meeting of Wipro Limited will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore – 561 229, on Wednesday, July 19, 2017 at 4.00 PM to transact the following businesses:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2017, together with the Reports of the Directors and Auditors thereon.

2.	To confirm the payment of Interim Dividend of ₹ 2 per equity share already paid during the year as the Final Dividend for the financial year ended March 31, 2017.

3.	To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for reappointment.

4.	To consider and approve appointment of Auditors and fix their remuneration and if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.

“RESOLVED THAT pursuant to the provisions of Section 139,142 and all other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) approval of the Members of the Company be and is hereby accorded to appoint Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) as Statutory Auditors of the Company, in place of retiring auditors BSR & Co. LLP, Chartered Accountants (Registration No. 101248W/W-100022), to hold office for a period of five years from the conclusion of this Annual General Meeting till the conclusion of the Seventy Sixth

Annual General Meeting of the Company, subject to ratification of their appointment by Members at every Annual General Meeting if so required by the Companies Act 2013, for audit of financial statements, at a remuneration to be decided by the Audit, Risk and Compliance Committee of the Board of Directors in consultation with the Auditors.”

SPECIAL BUSINESS

5.	Re-appointment of Mr. Azim H Premji (DIN 00234280) as Executive Chairman and Managing Director of the Company.

To consider and if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 196, 197, 198, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules 2014 (including any statutory modification or re-enactment thereof) read with Schedule V of the Companies Act, 2013 and Article 191 of Articles of Association of the Company, approval of the Members of the Company be and is hereby accorded for the re-appointment of Mr. Azim H Premji as Executive Chairman and Managing Director (designated as “Executive Chairman”) of the Company with effect from July 31, 2017 to July 30, 2019, upon the terms and conditions and remuneration as follows:

i.	Salary: ₹ 2,50,000/- per month which is eligible for revision on a date to be determined by the Board Governance, Nomination and Compensation Committee.

ii.	Special Allowance: ₹ 1,10,000/- per month

iii.	Commission: The following commission will be calculated and payable every quarter on the quarterly net profits of the Company computed in accordance with the provisions

2	Wipro Limited

of the Companies Act, 2013. The Commission payable on a quarterly basis shall be adjusted for the relative performance of the Company as per method approved by the Board Governance, Nomination and Compensation Committee.

The commission paid on a quarterly basis shall however be re-computed based on the net profits of the Company for the full year as under:

Period	Commission
July 31, 2017 to July 30, 2019	0.5% of the incremental net profits of Wipro Limited over previous year

iv.	Perquisites:

The Executive Chairman shall be entitled to all the perquisites listed herein below in addition to the salary and commission mentioned above;

a.	Housing: The Company shall provide rent free furnished residential accommodation, with free gas, electricity and water as per Company policy. In case no accommodation is provided by the Company, the Executive Chairman shall be entitled to such house rent allowance as may be decided by the Board of Directors from time to time subject however to a limit of 60% of his salary.

b.	Medical Reimbursement: Reimbursement of medical expenses incurred, including premium paid on health insurance policies, whether in India or abroad, for self and family including hospitalisation, surgical charges, nursing charges and domiciliary charges for self and for family.

c.	Leave Travel Concession: For self and family every year incurred in accordance with the rules of the Company applicable to its senior managers.

d.	Club Fees: Fees of clubs, subject to a maximum of three clubs.

e.	Personal Accident Insurance/Group Life Insurance: Premium not to exceed ₹7,200 per annum.

f.	Provident Fund/Pension: Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together, are exempt under the Income Tax Act, 1961. Contribution to Pension Fund will be paid on basic salary and commission.
g.	Gratuity: Gratuity payable shall be in accordance with the provisions of the Payment of Gratuity Act, 1972.

h.	Use of Car with Driver: The Company shall provide a car with driver for business and personal use. In addition, the Company shall also reimburse running and maintenance expenses of another car owned by, or leased/rented to, the Executive Chairman for business and personal use.

i.	Telephone facility at residence: Telephone facility shall be provided at the Executive Chairman’s residence. All personal long distance calls shall be billed by the Company to the Executive Chairman.

j.	Servant: Reimbursement of servant’s salary, subject to a maximum of three servants.

k.	Watchman: Reimbursement of watchman’s salary, subject to a maximum of two watchmen.

l.	Gardener: Reimbursement of gardener’s salary, subject to a maximum of one gardener.

v.	Other terms and conditions:

a.	In the event of absence or inadequacy of profits in any financial year during the tenure of the Executive Chairman, salary and perquisites subject to the limits stipulated under Schedule V read with Section 196 and 197 and other applicable provisions of the Companies Act, 2013, is payable.

b.	“Family” means the spouse and dependent children of Mr. Azim H Premji.

c.	Leave with full pay and allowances shall be allowed as per the Company’s rules.

d.	Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

e.	No sitting fees shall be paid to the Executive Chairman for attending the meetings of the Board of Directors or Committees thereof.

f.	The Executive Chairman shall not be liable to retire by rotation as per the provisions of the Companies Act, 2013.

g.	The perquisites as listed in para (iv) above shall be valued as per the Income Tax Rules, 1962, as may be applicable.

Wipro Limited	3

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to alter and vary the terms and conditions of the appointment and/or remuneration based on the recommendation of the Board Governance, Nomination and Compensation Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.”

6.	Re-appointment of Mr. William Arthur Owens (DIN 00422976) as Independent Director of the Company

To consider and if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors), Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), Mr. William Arthur Owens (DIN 00422976), Independent Director of the Company whose period of office is liable to expire on July 31, 2017, who has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Companies Act, 2013 and who is eligible for re-appointment for a second term under the provisions of the Companies Act, 2013, Rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015 and in respect of whom the Company has received a notice in writing from a Member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act. 2013, be and is hereby re-appointed as an Independent Director of the Company with effect from August 1, 2017, to July 31, 2022 and the term shall not be subject to retirement by rotation.”

By Order of the Board of Directors

For Wipro Limited

Date: June 2, 2017	M Sanaulla Khan
Place: Bangalore	Company Secretary

NOTES

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING IS ENTITLED TO APPOINT A PROXY, TO ATTEND AND VOTE IN THE MEETING INSTEAD OF HIMSELF/HERSELF, AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2.	A person can act as a proxy on behalf of Members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the Company carrying voting rights and such person shall not act as a proxy for any other member.

3.	Corporate Members intending to send their authorized representatives to attend the meeting are requested to send to the Company a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the meeting.

4.	Only bonafide Members of the Company whose names appear on the Register of Members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-Members from attending the meeting.

5.	In order to enable us to register your attendance at the venue of the Annual General Meeting, we request you to please bring your folio number/demat account number/DP ID-Client ID to enable us to give you a duly filled attendance slip for your signature and participation at the meeting.

6.	In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

7.	The Register of Members and Share Transfer Books will remain closed from July 17, 2017 to July 19, 2017 (both days inclusive).

8.	Members who hold shares in the dematerialized form and want to inform/change/correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such Members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of Dividend, Registrar is obliged to use only the data provided by the Depositories, in case of such demat shares.

4	Wipro Limited

9.	Members holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank, MICR code of the branch, type of account and account number to our Registrar and Share Transfer Agent, Karvy Computershare Private Limited, Karvy Selenium Tower B, 31-32, Unit: Wipro Limited, Financial District, Nanakramguda, Gachibowli, Hyderabad 500 032.

10.	Members who are holding physical shares in identical order of names in more than one folio are requested to send to the Company or Company’s Registrar and Share Transfer Agent the details of such folios together with the share certificates for consolidating their holding in one folio. The share certificates will be returned to the Members after making requisite changes, thereon. Members are requested to use the Share Transfer Form SH-4 for this purpose.

11.	Non-resident Indian shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be:

a.	The change in the residential status on return to India for permanent settlement.

b.	The particulars of the NRE Account with a Bank in India, if not furnished earlier.

12.	The certificate from the Auditors relating to the Company’s Stock Options/Restricted Stock Units Plans under SEBI (Share Based Employee Benefits) Regulations, 2014 will be available for inspection at the Annual General Meeting.

13.	Members who wish to claim Dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent (Karvy Computershare Private Limited) for revalidation and encash them before the due dates. The details of such unclaimed dividends are available on the Company’s website at www.wipro.com. Members are requested to note that the dividend remaining unclaimed for a period of seven years from the date of transfer to the Company’s Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund. In addition, as per Section 124(6) of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 as amended from time to time, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF Authority within a period of thirty days of such shares becoming due to be transferred to the Investor Education and Protection Fund.

In the event of transfer of shares and the unclaimed dividends to IEPF, Members are entitled to claim the same from IEPF Authority by submitting an online application in the prescribed Form IEPF-5 available on the website www.iepf.gov.in and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5. Members can file only one consolidated claim in a financial year as per the IEPF Rules.

14.	Pursuant to the provisions of Investor Education and Protection Fund (Uploading of information regarding unpaid and unclaimed amounts lying with companies) Rules, 2012, the Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on July 18, 2016 (date of last Annual General Meeting) on the website of the Company (www.wipro.com/investors), as also on the website of the Ministry of Corporate Affairs.

15.	Members holding shares in single name and physical form are advised to make nomination in respect of their shareholding in the Company. The Nomination Form SH-13 prescribed by the Government can be obtained from the Registrar and Transfer Agent or the Secretarial Department of the Company at its Registered Office.

16.	The Registers under the Companies Act, 2013 will be available for inspection at the Registered Office of the Company during business hours between 11.00 am to 1.00 pm except on holidays.

17.	Pursuant to Section 101 and Section 136 of the Companies Act, 2013 read with relevant provisions of Companies (Management and Administration) Rules, 2014, companies can serve Annual Reports and other communications through electronic mode to those Members who have registered their e-mail address either with the Company or with the Depository. Accordingly, the Notice of the Annual General Meeting along with the Annual Report 2016-17 is being sent by electronic mode to those Members whose e-mail addresses are registered with the Company/ Depositories, unless any Member has requested for a physical copy of the same. For Members who have not registered their e-mail addresses, physical copies are being sent by the permitted mode. Members may note that this Notice and the Annual Report 201617 will also be available on the Company’s website www.wipro.com.

Members who have not registered their e-mail address with the Company are requested to submit their request with their valid e-mail address to Karvy Computershare Private Limited. Members holding

Wipro Limited	5

shares in demat form are requested to register/update their e-mail address with their Depository Participant(s) directly. Members of the Company, who have registered their email- address, are entitled to receive such communication in physical form upon request.

18.	A statement pursuant to Section 102(1) of the Companies Act, 2013 relating to the special businesses and certain ordinary businesses to be transacted at the Annual General Meeting is annexed hereto. All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office of the Company during business hours except on holidays, up to and including the date of the Annual General Meeting.

19.	Pursuant to Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, the Company has provided a facility to Members to exercise their right to vote by electronic means. A separate-voting instruction slip has been sent explaining the process of e-voting with necessary user id and password along with procedure for such e-voting. Such remote e-voting facility is in addition to voting that may take place at the meeting venue on July 19, 2017.

20.	The Company has appointed Mr. V Sreedharan, Practicing Company Secretary, to act as the Scrutinizer, to scrutinize the e-voting process in a fair and transparent manner.

21.	The facility for voting through polling paper shall also be made available at the venue of the Annual General Meeting and the Members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right to vote at the Annual General Meeting. The Members who have cast their vote by remote e-voting prior to the Annual General Meeting may also attend the Annual General Meeting but shall not be entitled to cast their vote again.

22.	Pursuant to Regulation 36 of SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 and Secretarial Standards on General Meetings issued by the Institute of Company Secretaries of India, details of Directors seeking re-appointment at the Annual General Meeting of the Company to be held on July 19, 2017 are provided in Annexure A of this Notice. The Company has received the consents/declarations for their re-appointments as required under the Companies Act, 2013 and the rules thereunder.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

The following statement sets out all material facts relating to certain Ordinary Business and all the Special Businesses mentioned in the accompanying Notice:

Item no. 4

Though not mandatory, this statement is provided for reference.

Pursuant to the provisions of section 139 of the Companies Act, 2013, an audit firm can act as auditors of a listed company for a maximum tenure of two terms of 5 consecutive years. For the purpose of reckoning this limit, existing tenure of the auditors needs to be counted. Further, companies have been given a transition time of 3 years from April 1, 2014 to comply with this provision.

BSR & Co. LLP (Registration No.101248W/W-100022), Chartered Accountants, Bangalore were first appointed as auditors at Annual General Meeting held on July 21, 2005. As per the above requirement, the term of BSR & Co. LLP comes to an end with the conclusion of audit for the financial year 2016-17 and they can continue as the auditors of the Company only up to the conclusion of this Annual General Meeting, having completed their term as per the provisions of Section 139 of the Act.

Accordingly, as per the aforesaid requirements of the Companies Act, 2013, and pursuant to recommendation of Audit, Risk and Compliance Committee, the Board of Directors have proposed for approval of Members the appointment of Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) as Auditors for a period of five years, commencing from the conclusion of 71st Annual General Meeting till the conclusion of the 76th Annual General Meeting, subject to ratification by Members of their appointment at every Annual General Meeting if so required under the Companies Act, 2013.

Deloitte Haskins & Sells LLP, Chartered Accountants, have consented to the aforesaid appointment and confirmed that their appointment, if made, would be within the limits specified under Section 141(3)(g) of the Companies Act, 2013. They have further confirmed that they are not disqualified to be appointed as statutory auditors in terms of the provisions of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Companies Act, 2013 and the provisions of the Companies (Audit and Auditors) Rules, 2014.

The Board of Directors recommends the resolution at Item No. 4 for approval of the Members.

None of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at item No. 4.

6	Wipro Limited

Item no. 5

At the 69th Annual General Meeting held on July 22, 2015, Mr. Azim H Premji was re-appointed as Executive Chairman and Managing Director of the Company to hold office up to July 30, 2017. Keeping in view Mr. Azim H Premji’s rich and varied experience in the Industry, his involvement in the operations of the Company over a long period of time, and his pioneering role in guiding the Company through four decades of diversification and growth to emerge as a world leader in the Software industry, it would be in the interest of the Company to continue the employment of Mr. Azim H Premji as Executive Chairman and Managing Director designated as Executive Chairman. In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of Board Governance, Nomination and Compensation Committee, the Board of Directors at its meeting held over April 24-25, 2017 approved, subject to Members’ approval, re-appointment of Mr. Azim H Premji as Executive Chairman and Managing Director from July 31, 2017 to July 30, 2019 on the terms and conditions and remuneration as set out in the resolution at Item No. 5.

Section 196(3) and part I of Schedule V of the Companies Act, 2013, inter alia, provides that no company shall continue the employment of a person who has attained the age of 70 years, as Managing Director, Whole time Director or Manager unless it is approved by the Members by passing a special resolution. On July 24, 2015, Mr. Azim H Premji attained the age of 70 years and hence continuation of his employment as Executive Chairman and Managing Director requires the approval of Members by way of a special resolution.

This explanatory statement and the resolution at Item no. 5 may also be read and treated as disclosure in compliance with the requirements of Section 190 of the Companies Act, 2013.

In terms of Section 160 of the Companies Act, 2013, notice has been received from a Member signifying his intention to propose appointment of Mr. Azim H Premji as Executive Chairman and Managing Director of the Company along with a deposit of ₹ 1,00,000/-. The disclosure under Regulation 36(3) of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, is provided at Annexure A of this Notice.

Except Mr. Azim H Premji and Mr. Rishad A Premji or their relatives, none of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item no. 5.

The Board of Directors recommends the resolution in relation to the re-appointment of Executive Chairman and

Managing Director as set out at Item no. 5, for approval of the Members by way of a special resolution.

Item no. 6

At the 68th Annual General Meeting held on July 23, 2014, Mr. William Arthur Owens was appointed as an Independent Director of the Company to hold office up to July 31, 2017.

In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee, the Board of Directors of the Company at its meeting held over April 24-25, 2017, approved, subject to Members’ approval, re-appointment of Mr. William Arthur Owens as the Independent Director for a second term of five years with effect from August 1, 2017 up to July 31, 2022, based on his skills, experience, knowledge and outcome of performance evaluation.

Pursuant to the provisions of Section 149 and other applicable provisions of the Companies Act, 2013, an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company, and shall be eligible for re-appointment on passing of a special resolution by the Company and disclosure of such appointment in Board’s report.

In the opinion of the Board of Directors, Mr. William Arthur Owens fulfills the conditions specified in the Companies Act, 2013 and the Rules made thereunder, for his reappointment as an Independent Director of the Company and is independent of the Management.

In terms of Section 160 of the Companies Act, 2013, the Company has received notice in writing from a Member along with a deposit of ₹ 1,00,000/- proposing the candidature of Mr. William Arthur Owens to be reappointed as Independent Director as per the provisions of the Companies Act, 2013. The disclosure under Regulation 36(3) of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, is provided at Annexure A of this Notice.

Except Mr. William Arthur Owens, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 6.

The Board of Directors recommends the resolution at Item No. 6 for approval of the Members by way of a Special Resolution.

By Order of the Board of Directors

For Wipro Limited

Date: June 2, 2017 Place: Bangalore	M Sanaulla Khan Company Secretary

Wipro Limited	7

Annexure A

Details of Directors seeking re-appointment at the Annual General Meeting scheduled to be held on July 19, 2017 [Pursuant to Regulation 36(3) of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015].

Name of the Director	Azim H Premji	William Arthur Owens	Abidali Z Neemuchwala
Date of Birth	24.07.1945	08.05.1940	08.12.1967
Age	71 years	77 years	49 years
Date of Appointment	01.09.1968	01.07.2006	01.02.2016
Date of Appointment as Independent Director under the Companies Act, 2013 and SEBI Listing Regulations	—	23.07.2014	—
Relationship with Directors	Relative (Father) of Mr. Rishad Azim Premji	None	None
Expertise in specific functional area	Wide managerial experience	Technology, Strategy Planning and wide Management experience	Technology, Sales, Operations and Consulting
Qualification(s)	BE (Electrical) from Stanford University	MBA (Honors) from George Washington University, B.S (Mathematics) from the U.S. Naval Academy, BA and MA (Politics, Philosophy and Economics) from Oxford University.	Master’s Degree in Industrial Management from Institute of Technology—Mumbai, and Bachelor’s Degree in Electronics and Communication from National Institute of Technology, Raipur.
Board Membership of other listed companies as on March 31, 2017	—	—	—
Chairmanships/Memberships of the Committees of other public limited companies as on March 31, 2017
a) Audit Committee	—	—	—
b) Shareholders’ Grievance Committee	—	—	—
c) Board Governance, Nomination and Compensation Committee	—	—	—
d) Other Committee(s)	—	—	—
Number of shares held in the Company as on March 31, 2017	95,419,432 (includes shares held jointly by Mr. Azim Premji and members of his immediate family)	—	—

Notes:

1.	The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.
2.	The proposal for re-appointments of Directors has been approved by the Board pursuant to the recommendation of the Board Governance. Nomination and Compensation Committee considering their skills, experience and knowledge and positive outcome of performance evaluation.
3.	Information pertaining to remuneration paid to the Directors who are being re-appointed and the number of Board Meetings attended by them during the year 2016-17 are provided in the Corporate Governance Report.
4.	Detailed profiles of the Directors are given at page nos. 20 to 23 of the Annual Report.

8	Wipro Limited

WIPRO LIMITED, Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560035, Telephone : +91 80 28440011, Fax: +91 80 28440054, Website: www.wipro.com, Email: info@wipro.com, CIN: L32102KA1945PLC020800

ATTENDANCE SLIP

Venue of the meeting :	Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No.72, Keonics Electronics City, Hosur Road, Bangalore – 561229
Day, Date & Time :	Wednesday, July 19, 2017 at 4:00 pm

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE
Name of Member(s)
Registered Address
Email ID
DP ID*
Client ID*
Folio No.
No. of shares held
*	Applicable for investors holding shares in Electronic form.

I certify that I am the registered shareholder(s)/proxy for the registered shareholder of the Company.

I hereby record my presence at the 71st Annual General Meeting of the Company on Wednesday, July 19, 2017 at 4.00 pm at Wipro’s Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bangalore - 561 229.

Signature of Member/Proxy

Notes:

1.	Electronic copy of the Annual Report for 2017 and Notice of the Annual General Meeting along with Attendance Slip and Proxy Form is being sent to all the Members whose email address is registered with the Company/Depository Participant unless any Member has requested for a hard copy of the same. Shareholders receiving electronic copy and attending the Annual General Meeting can print copy of this Attendance Slip.
2.	Physical copy of the Annual Report for 2017 and Notice of the Annual General Meeting along with Attendance Slip and Proxy Form is sent in the permitted mode(s) to all Members whose email ids are not registered with the Company or have requested for a hard copy.

WIPRO LIMITED, Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560035, Telephone : +91 80 28440011, Fax: +91 80 28440054, Website: www.wipro.com, Email: info@wipro.com, CIN: L32102KA1945PLC020800

FORM OF PROXY

Form MGT-11

Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of

the Companies (Management and Administration) Rules, 2014

Venue of the meeting:	Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No.72, Keonics Electronics City, Hosur Road, Bangalore - 561229
Day, Date & Time:	Wednesday, July 19, 2017 at 4:00 pm

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE
Name of Member(s)
Registered Address
Email ID
DP ID*
Client ID*
Folio No.

*	Applicable for investors holding shares in Electronic form.

I/We                                                  of                                         being the Member/Members of Wipro Limited hereby appoint the following as my/our Proxy to attend and vote on a poll (for me/us and on my/our behalf at the 71st Annual General Meeting of the Company, to be held on July 19, 2017 at 4:00 pm and at any adjournment thereof) in respect of such resolutions as are indicated below:

1.	Name	Registered address
	Email id	Signature
or failing him/her

2.	Name	Registered address
	Email id	Signature
or failing him/her

3.	Name	Registered address
	Email id	Signature

**	I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below:

SI.No.	Resolution	Number of shares held	For	Against
Ordinary Business
1.	To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) of the Company for the financial year ended March 31, 2017, together with the Reports of the Directors and Auditors thereon.
2.	To confirm the payment of Interim Dividend of ₹ 2 per equity share already paid during the year as Final Dividend for the financial year ended March 31, 2017.
3.	Reappointment of Mr. Abidali Z Neemuchwala (DIN 02478060), Director, who retires by rotation and offers himself for re-appointment.
4.	Appointment of Deloitte Haskins & Sells LLP, Chartered Accountants (Registration Number 117366W/W-100018 with the Institute of Chartered Accountants of India), as Statutory Auditors of the Company.
Special Business
5.	Reappointment of Mr. Azim H Premji, (DIN 00234280) as Executive Chairman and Managing Director of the Company
6.	Re-appointment of Mr. William Arthur Owens (DIN 00422976) as Independent Director of the Company

This is optional. Please put a tick mark ☑ in the appropriate column against there solutions indicated in. If a Member leaves the “For” or “Against” column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a Member wishes to abstain form voting on a particular resolution, he/she should write “Abstain” across the boxes against the Resolution.

Signature (s) of Member(s)

1.	2.	3.	Affix one Rupee Revenue Stamp

Signed this                     day of                  2017.

Notes:

1.	The Proxy to be effective should be deposited at the Registered office of the company not less than FORTY EIGHT HOURS before the commencement of the Meeting.
2.	A Proxy need not be a Member of the Company.
3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.
4.	Shareholders may vote either for or against each resolution.